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December 22, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

> Re: MYR Group Inc.
> Soliciting Materials filed pursuant to Rule 14a-12 on December 9, 2015
> Filed by Engine Capital Management, LLC, Engine Capital, L.P., Engine Jet Capital, L.P., Engine Airflow Capital, LP, Engine Investments, LLC, Engine Investments II, LLC, and Arnaud Ajdler
> File No. 001-08325

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), dated December 15, 2015 (the "Staff Letter"), with regard to the above-referenced soliciting materials filed by Engine Capital, L.P. and its affiliates (collectively, "Engine") on December 9, 2015 (the "Soliciting Materials") with respect to MYR Group Inc. ("MYRG" or the "Company"). We have reviewed the Staff Letter with Engine and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Soliciting Materials filed December 9, 2015

1.   *We note your disclosure that you believe the intrinsic value of the company's common stock is between $29 and $33 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.*

Engine acknowledges the Staff's comment and confirms that the valuations included in the Soliciting Materials were made in good faith and on a reasonable basis. Engine advises the Staff on a supplemental basis that it expects the Company's 2017 EBITDA to be between $80 and $90 million and the cash level on the Company's balance sheet to be around $50 million based on Engine's estimated cash flow generation for MYRG in the fourth quarter of 2015. Using the mid-point of the valuation range (7x EBITDA), as described in more detail below, Engine calculates an enterprise value of approximately $560 to $630 million. By adding the $50 million of cash on the Company's balance sheet, Engine gets to an equity value of between $620 and $690 million. According to the Company's Form 10-Q filed with the Commission on November 4, 2015, as of October 23, 2015, there were 20,616,702 shares outstanding. Based on these figures, Engine calculates the intrinsic value of the Company's common stock to between $29 and $33 per share, as displayed in the chart below.

December 22, 2015
Page 2

	EBITDA 2017		
	$80m	**$90m**	
Enterprise value	$560m	$630m	*Using a 7x EBITDA multiple, the midpoint of valuation range (6 to 8x EBITDA)*
Cash end of 2005	$50m	$50m	
Equity value	$610m	$680m	
Shares outstanding	20.7m	20.7m	
Stock price	$29.5	$32.9	

Engine also advises the Staff on a supplemental basis that while its valuations are contingent upon the Company reaching the estimates set forth above, including the 7x EBITDA (which is the midpoint of its valuation based on precedent transactions as discussed in more detail below), Engine believes its valuations are indeed reasonable for inclusion in the Soliciting Materials, particularly given Engine's detailed disclosure throughout the Soliciting Materials supporting its belief that a sale would maximize shareholder value (i.e. the factors listed under Section A).

In any event, Engine confirms that should it continue to use similar language in its soliciting materials, it will include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

2. *Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:*

Engine acknowledges the Staff's comment and on a supplemental basis provides the Staff with the following support for each of the below-referenced statements.

- *that your principals have significant experience investing in the engineering and construction space, including being an active shareholder of Michael Baker Corporation and being part of the team that took Primoris and Hill International public;*

Engine believes this statement is supported by the fact that its principals have invested over the years in a number of companies in the engineering and construction space as evidenced by their investments in Michael Baker Corporation, a leading provider of engineering, development, intelligence and technology solutions with global reach and mobility, Primoris Services Corporation ("Primoris"), a contractor and engineering company serving the power and energy sectors, and Hill International ("Hill"), a global leader in managing construction risk. Importantly, Engine's managing member, Arnaud Ajdler, was part of the team that took each of Primoris and Hill public via a merger with a SPAC (Special Purpose Acquisition Corporation), which is a significant event requiring industry experience and expertise. In addition, Engine advises the Staff on a supplemental basis of another current investment in the engineering and construction space, Aecom, a leading designer, builder and operator of infrastructure assets for governments, businesses and organizations in more than 150 countries.

December 22, 2015
Page 3

- *that private market transaction of specialty contractors have taken place between 6x and 8x EBITDA over the last few years;*

This range is based upon Engine's review of precedent private market transactions in this field as well as discussions with industry participants. Further, Engine refers the Staff to the list of precedent transactions attached hereto as Exhibit A, which comes from the fairness opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated on page 45 of Pike Corporation's definitive proxy statement in connection with its special meeting of shareholders to approve an Agreement and Plan of Merger by and among Pike Corporation and the other parties thereto. Pike Corporation's definitive proxy statement was filed with the Commission on November 18, 2014 and can be accessed via the link provided below.

http://www.sec.gov/Archives/edgar/data/1317577/000119312514416527/d767947ddefm14a.htm

- *that the Board's fiduciary duties make it incumbent upon it to initiate a strategic review of all opportunities to unlock shareholder value;*

A corporation's board of directors owes fiduciary duties to its shareholders to protect their best interests, which includes providing effective oversight of management to ensure value is being created for the benefit of the corporation and its shareholders. As described in more detail in the Soliciting Materials, in light of the Company's poor performance since it was taken public coupled with the value gap between its current stock price and the intrinsic value per share, Engine does not believe that the Company is being run effectively or in a manner consistent with protecting shareholders' best interests. Engine therefore believes that the Board must initiate a strategic review process to consider all opportunities to unlock value to protect the interests of its shareholders, consistent with the Board's fiduciary duties.

- *that the vast majority of the company's shareholders would support this course of action;*

Based on Engine's prior experiences with shareholders generally under similar circumstances coupled with the robust M&A environment, as described in more detail below, Engine believes the majority of the Company's shareholders would support this course of action, particularly given the uncertain environment in the near-term that the Company highlighted in its recent earnings call and MYRG's poor long-term track record as a public company, which Engine discusses in the Soliciting Materials.

- *that the current M&A environment is robust. In this respect, we note you do not limit your disclosure to the company's industry;*

Engine believes that 2015 will be the best M&A year on record and refers the Staff to the recent Wall Street Journal article titled "2015 Becomes the Biggest M&A Year Ever" which is attached hereto as Exhibit B. While Engine believes the M&A environment is generally robust, including the industry in which the Company competes, it also refers the Staff to the recent industry-specific transactions listed in Exhibit A attached hereto.

- *that the company has a suboptimal balance sheet;*

December 22, 2015
Page 4

Engine believes the Company's balance sheet is suboptimal because MYRG does not carry any debt and has a substantial cash position. Engine believes that the Company could carry significantly more debt, which would in turn improve its balance sheet.

- *that Primoris, MasTec, Matrix Service Company, Pike Corporation and Isolux Corsan are potential buyers of the company and that there is likely a large number of interested parties;*

Engine's belief that there are likely a number of interested parties, including those listed above, is based on its discussions with industry participants. The listed entities compete or have businesses that are adjacent to MYRG and in Engine's opinion, a combination of these companies with MYRG would make strategic sense. In addition, as discussed above and as evidenced by the article attached hereto as Exhibit B, the current M&A environment is robust.

- *that the acquisition of the company would allow a buyer to add "well north of $100 million of EBITDA post-synergies." In this respect, we note that you made this disclosure without clarifying which, if any, of the potential buyers named would have a profile that would fit your opinion of the availability of $100 million of EBITDA synergies; and,*

As discussed above, Engine expects that 2017 EBITDA will be between $80 and $90 million. Engine also expects that a buyer would be able to more effectively run the Company and cut significant overhead costs as discussed in the Soliciting Materials. Taken together, Engine believes that these two components would lead a buyer to add north of $100 million per year of EBITDA. Although Engine believes this is more likely to happen with a strategic buyer, including Primoris, MasTec, Matrix Service Company, Pike Corporation or Isolux Corsan, it nonetheless believes a number of private equity firms have portfolio companies that are synergistic with MYRG, which could be considered quasi-strategic and would therefore be able to benefit from the same type of synergies as a typical strategic buyer would.

- *that the company's cost of equity is 12-14%.*

Engine's estimate is based on its prior experiences calculating equity costs and is the return that a typical investor would expect investing in a company the size of MYRG. More specifically, Engine calculates the Company's cost of equity using the capital asset pricing model. This model says that equity shareholders demand a minimum rate of return equal to the return from a risk-free investment plus a return for bearing extra risk. This extra risk is often called the "equity risk premium", and is equivalent to the risk premium of the market as a whole times a multiplier--called "beta"--that measures how risky a specific security is relative to the total market. Thus, the cost of equity capital = Risk-Free Rate + (Beta times Market Risk Premium). Engine estimates the risk free rate at 3%, the market risk premium at 7.5% and the beta multiplier between 1.2 and 1.5, leading to a cost of equity between 12 and 14%.

3. *While you advocate a sale of the company as one of the two strategic paths, you also disclose that even if the company's sale might not fully value the company given its long-term prospects, a process of price-discovery would also be worthwhile. Please revise your disclosure to explain whether engaging in such a price-discovery process would have any benefits for or detriments to the company.*

Engine acknowledges the Staff's comment and would like to clarify to the Staff on a supplemental basis that Engine did not state that a sale of the Company might not fully value MYRG given its long-term prospects. Rather, Engine stated that this is something MYRG may argue in response to Engine's request to explore a sale of the Company and thereafter clarifies in the Soliciting Materials that such an argument would not be a sufficient reason to hold off on a price-discovery process with third parties. Engine believes such a process would be valuable as it would provide important information for the Board as it considers alternatives for the Company. Engine also respectfully refers the Staff to the statements that follow and explain why Engine believes a robust auction process would be beneficial to the Company. Given that Engine has clarified that the above-referenced statement was referring to a potential Company response and not its own belief that a sale may not fully value the Company, Engine does not believe any revisions are necessary at this time.

December 22, 2015
Page 5

4.   *Please show us supplementally how you arrived at a company stock price of $44 within 3 years and EBITDA higher than $150 million within 3 years, which you disclose are the measures that would justify the company deciding not to sell itself.*

Engine acknowledges the Staff's comment and advises the Staff on a supplemental basis that in order to justify not selling the Company today at $31 per share, which is the midpoint of Engine's valuation as discussed above, the Board needs to believe that the stock would be worth at least $44 per share (i.e. if you discount $44 over three years at a discount rate of 12%, you get to $31). This would mean that the Company's market capitalization would be $924 million. At the end of the three year period, Engine assumes that MYRG would have $90 million in cash ($50 million at the end of 2015 and $40 million generated during the next three years) implying an enterprise value of $834 million in three years. On average, the Company has traded at a multiple of 5.5x EBITDA. Accordingly, to be valued at $834 million, the Company would need to generate $151 million of EBITDA, as detailed below.

Stock at $44	$44
# Shares	21m
MC	$924m
Cash end of 2015	$50m
Cash in 2016, 2017 & 2018	$40m
EV in 3 years	$834m
EBITDA at 5.5x	$151.6364

*   *   *   *   *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Meagan Reda

Meagan Reda

cc: Arnaud Ajdler, Engine Capital, L.P.
         Andrew Freedman, Olshan Frome Wolosky LLP

December 22, 2015
Page 6

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in its comment letter dated December 15, 2015 (the "Staff Letter") relating to the Soliciting Materials filed by the undersigned on December 9, 2015 (the "Filing"), each of the undersigned acknowledges the following:

- the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

- the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

- the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

December 22, 2015
Page 7

Engine Capital, L.P.

By: Engine Investments, LLC,
    General Partner

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC,
    General Partner

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

Engine Airflow Capital, L.P.

By: Engine Investments II, LLC,
    General Partner

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

Engine Capital Management, LLC

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

Engine Investments, LLC

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

Engine Investments II, LLC

By: /s/ Arnaud Ajdler
        Name: Arnaud Ajdler
        Title: Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER